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DIVISION OF
TRADING AND MARKETS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO[redacted]
WASHINGTON, D.C. 20549

09050706

March 5, 2009

Act	Securities Exchange Act of 1934
Section	
Rule	Rules 101 and 102 of Regulation M
Public Availability	March 5, 2009

Jin Hyuk Park
Simpson Thacher & Bartlett LLP
ICBC Tower, 35th Floor
3 Garden Road
Hong Kong

Re: Shinhan Financial Group Co., Ltd.
File No. TP 09-35

Dear Mr. Park:

In your letter dated March 5, 2009, as supplemented by conversations with the staff, you request on behalf of Shinhan Financial Group Co., Ltd., a financial holding company incorporated under the laws of the Republic of Korea ("Shinhan Financial Group"), an exemption from Rules 101 and 102 of Regulation M under the Securities Exchange Act of 1934 ("Exchange Act") in connection with a proposed rights offering by Shinhan Financial Group (the "Rights Offering").[1]

You seek an exemption to permit Shinhan Financial Group and its affiliates to conduct specified transactions outside the United States in SFG Shares during the Rights Offering. Specifically, you request that: (i) the Asset Managers be permitted to continue to engage in asset management activities as described in your letter; (ii) the Brokerage Subsidiary be permitted to continue to engage in unsolicited brokerage activities as described in your letter; and (iii) the Sales Units be permitted to continue to engage in banking-related activities as described in your letter. We have attached a copy of your correspondence to avoid reciting the facts set forth therein. Unless otherwise noted, each defined term in our response has the same meaning as defined in your letter.

Response:

Based on the facts and representations that you have made in your letter, but without necessarily concurring with your analysis, the Commission hereby grants Shinhan Financial Group an exemption from Rules 101 and 102 of Regulation M to permit the Asset Managers, the Brokerage Subsidiary, and the Sales Units (collectively, the "Companies") to continue to

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[1] As described in your letter, the Companies may be deemed to be "affiliated purchasers" of Shinhan Financial Group, thus subject to Rule 102 of Regulation M. As also described in your letter, Good Morning Shinhan Securities Co., Ltd. will act as agent for the Rights Offering by processing subscriptions in connection with the Rights Offering and thus may be deemed to be a "distribution participant" pursuant to Rule 101 of Regulation M.

engage in the transactions described in your letter. In particular, in your correspondence you make the following key representations:

- Shinhan Financial Group is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act;

- During the twelve months ended December 31, 2008, the worldwide average daily trading volume ("ADTV") of SFG Shares was approximately 2,373,533 shares, with a value of approximately ₩102.8 billion ($81.5 million). During the twelve months ended December 31, 2008, the ADTV of SFG Shares on the KRX KOSPI Market was approximately 2,214,804 shares, with a value of approximately ₩95.0 billion ($75.83 million);

- Shinhan Financial Group's market capitalization as of December 31, 2008 was approximately ₩11.8 trillion ($9.3 billion), representing approximately 3.23% of the KOSPI 200 Index;

- As of December 31, 2008, 396,199,587 SFG Shares were issued and outstanding that were held by approximately 122,000 record holders with a public float value in excess of $9.3 billion;

- The principal trading market for SFG Shares is the KRX KOSPI Market in Korea, accounting for approximately 93.3% of the worldwide ADTV value during the twelve months ended December 31, 2008;

- The number of SFG Shares to be issued in connection with the Rights Offering will represent approximately 19.7% of the of the total SFG Shares issued and outstanding as of February 2, 2009;

- Shinhan Financial Group maintains and enforces written information barrier policies and procedures to prevent material non-public or price-sensitive information from passing between the sales/trading areas and other sensitive areas of Shinhan Financial Group and its subsidiaries;

- Each of the Asset Managers, the Brokerage Subsidiary, and the Sales Units conducts its activities outside the United States;

- The Asset Managers' volume of trading in SFG Shares has historically been low and, during the twelve months that ended on December 31, 2008, the Brokerage Subsidiary's unsolicited brokerage activities accounted for approximately 12% of the worldwide ADTV in SFG Shares; and

- Each of the Asset Managers, the Brokerage Subsidiary, and the Sales Units has confirmed that the activities for which it is requesting relief will be conducted in the ordinary course of its businesses and in accordance with applicable Korean, and other non-U.S. laws.

The exemption is subject to the following conditions:

1. None of the transactions of the Companies described in your letter shall occur in the United States;

2. All of the transactions described in your letter shall be effected in the ordinary course of business and not for the purpose of facilitating the Rights Offering;

3. The offering document will disclose the possibility of, or the intention to make, the transactions described in you letter;

4. Shinhan Financial Group and each of the Companies will provide to the Division of Trading and Markets ("Division"), upon request, a time-sequenced schedule of all such transactions made during the Restricted Period. Such schedule will include:

   (a) size, broker (if any), time of execution, and price of the transactions;
   (b) the exchange, quotation system, or other facility through which the transactions occurred, and
   (c) whether the transactions were made for a customer account or a proprietary account;

5. Upon request of the Division, Shinhan Financial Group and each of the Companies will transmit the information requested in item 4 (above) to the Division at its offices in Washington, D.C. within 30 days of its request;

6. Shinhan Financial Group and each of the Companies shall retain all documents and other information required to be maintained pursuant to this exemption for at least two years following the completion of the Rights Offering;

7. Representatives of Shinhan Financial Group and each of the Companies shall be made available (in person at the offices of the Commission in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

8. Except as otherwise exempted by this letter, Shinhan Financial Group and each of the Companies will comply with Regulation M.

The foregoing exemption from Rules 101 and 102 of Regulation M is based solely on your representations and the facts presented to the staff and is strictly limited to the application of this rule to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, including Sections 9(a) and 10(b), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Division expresses no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

For the Commission,
by the Division of Trading and Markets,
pursuant to delegated authority,

Josephine J. Tao
Assistant Director

Attachment

SIMPSON THACHER & BARTLETT LLP
盛信美國律師事務所
AMERICAN LAWYERS
ICBC TOWER, 35TH FLOOR
3 GARDEN ROAD
HONG KONG
(852) 2514-7600

FACSIMILE: (852) 2869-7694

DIRECT DIAL NUMBER
+852 2514 7665

E-MAIL ADDRESS
JPARK@STBLAW.COM

March 5, 2009

Josephine J. Tao
Assistant Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shinhan Financial Group Co., Ltd.: Request for Exemptive Relief from Rules 101 and 102 of Regulation M

Dear Ms. Tao:

We are writing as counsel to Shinhan Financial Group Co., Ltd. ("**Shinhan Financial Group**"), a financial holding company incorporated under the laws of the Republic of Korea ("**Korea**"), with respect to the application of Regulation M to transactions by Shinhan Financial Group and its affiliates in the shares of common stock of Shinhan Financial Group (the "**SFG Shares**") during the distribution of SFG Shares to be made by Shinhan Financial Group in connection with a proposed rights offering by Shinhan Financial Group (the "**Rights Offering**"). Specifically, on behalf of Shinhan Financial Group, we ask the members of the staff (the "**Staff**") of the Securities and Exchange Commission (the "**SEC**") to grant Shinhan Financial Group exemptive relief from Rules 101 and 102 of Regulation M to permit Shinhan Financial Group and its affiliates to continue, in the ordinary course of their respective businesses as described below and in accordance with applicable local law, to engage in the activities described below during the Rights Offering.

- ***Trading in SFG Shares by the Asset Managers.*** Certain affiliates of Shinhan Financial Group manage the assets of certain mutual funds, pension funds and investor portfolios (such affiliates, the "**Asset Managers**"; such funds and investor portfolios, the "**Managed Funds**").[1] As part of their ordinary investment management activities on behalf of the Managed Funds, the Asset Managers buy and sell SFG Shares and derivatives, including listed and over-the-counter options, warrants, convertible securities and other structured products relating to SFG Shares or baskets or indices including SFG Shares, as well as index futures on the foregoing, for the Managed Funds' accounts. The market activities of the Asset Managers for which relief is sought are conducted solely outside of the United States.

- ***Unsolicited Brokerage Activities.*** Good Morning Shinhan Securities Co., Ltd., a wholly-owned subsidiary of Shinhan Financial Group incorporated under the laws of Korea (the "**Brokerage Subsidiary**"), effects unsolicited brokerage transactions of SFG Shares and derivatives on SFG Shares by placing orders on the Korea Exchange ("**KRX**") in Korea or effecting trades in the over-the-counter market in Korea. These transactions arise from unsolicited buy or sell orders received by the Brokerage Subsidiary from its customers, although the Brokerage Subsidiary may solicit the other side of these transactions. The market activities of the Brokerage Subsidiary for which relief is sought are conducted solely outside of the United States.

- ***Banking-Related Activities.*** In connection with the retail and corporate banking services, Shinhan Bank, a wholly-owned subsidiary of Shinhan Financial Group and Jeju Bank, a 68.9%-owned subsidiary of Shinhan Financial Group, each incorporated under the laws of Korea (together, the "**Banking Subsidiaries**"), engage in the marketing and sales of investment products, which may include SFG Shares, derivatives on SFG Shares or baskets or indices including SFG Shares, to their banking customers. Similarly, the sales unit of the Brokerage Subsidiary engages in the marketing and sales of investment products, which may include SFG Shares, derivatives on SFG Shares or baskets or indices including SFG Shares, to its customers. Such sales unit of the Brokerage Subsidiary and the Banking Subsidiaries are collectively referred to herein as the "**Sales Units**". In addition, the Sales Units may provide investment advice and financial planning guidance to their respective customers, and such advice and guidance may include information which would assist customers in determining whether to purchase or sell SFG Shares or investment products that may include SFG Shares or baskets or

1 The Asset Managers consist of (i) Shinhan BNP Paribas Asset Management Co., Ltd. (formerly, Shinhan BNP Paribas Investment Trust Management Co., Ltd.; as of January 2, 2009, Shinhan BNP Paribas Investment Trust Management Co., Ltd. and SH Asset Management Co., Ltd. were merged to form Shinhan BNP Paribas Asset Management Co., Ltd.), a separate subsidiary incorporated under the laws of Korea, and (ii) the trust account managers at the Banking Subsidiaries (as defined below). The trust account managers at the Banking Subsidiaries manage all SFG Shares-related assets under "specified money trust accounts", which are established on behalf of customers who give specific directions to the trust account managers at the Banking Subsidiaries as to the investment of trust assets and are therefore non-discretionary.

indices including SFG Shares. Such activities of the Sales Units for which relief is sought are conducted solely outside of the United States.

The Asset Managers, the Brokerage Subsidiary and the Sales Units are collectively referred to herein as the "**Companies**".

The availability of the exemptions Shinhan Financial Group is requesting would be conditioned upon the disclosure and record-keeping undertakings outlined below.

The descriptions of factual matters in this letter, including the market for SFG Shares and the Companies' business and market activities, as well as the descriptions of certain matters under Korean law and the laws of other jurisdictions outside the United States included in this letter, have been provided to us by Shinhan Financial Group.

I. The Market for SFG Shares

The principal trading market for SFG Shares is the KRX KOSPI Market[2] in Korea. SFG Shares also are listed on the New York Stock Exchange (the "**NYSE**") in the form of American depositary shares ("**ADSs**") and are identified by the symbol "SHG" ("**SFG ADSs**"). Each SFG ADS represents two SFG Shares and is evidenced by an American depositary receipt issued by Citibank, N.A., as the depositary (the "**Depositary**"). In connection with the Rights Offering, Shinhan Financial Group will apply to list the newly issued SFG Shares on the KRX KOSPI Market. Shinhan Financial Group is a foreign private issuer as defined in Rule 3b-4(c) under the U.S. Securities Exchange Act of 1934, as amended.

As of December 31, 2008, 396,199,587 SFG Shares were issued and outstanding, held by approximately 122,000 record holders.[3] Approximately 52% of the issued and outstanding SFG Shares were held of record by non-Koreans, including 15% held by 364 record holders who were U.S. citizens or incorporated in the United States, and approximately 48% of the issued and outstanding SFG Shares were held of record by Koreans.

Shinhan Financial Group's market capitalization as of December 31, 2008 was approximately ₩11.8 trillion ($9.3 billion).[4] During the twelve months ended December 31, 2008, the worldwide average daily trading volume (the "**ADTV**") of SFG Shares was approximately 2,373,533 shares, with a value of ₩102.8 billion ($81.5 million). During the

2 The "KRX KOSPI Market" is the new name for the "Stock Market Division of the KRX" as of February 4, 2009.

3 This letter sets forth data concerning the trading activities of Shinhan Financial Group and its affiliates for the year ended December 31, 2008. Shinhan Financial Group has represented to us that it is not aware of any material changes in the nature or volume of these activities since December 31, 2008.

4 Throughout this letter, amounts in Korean Won ("₩") have been translated to U.S. dollars at the rate of ₩1,262.00 to $1.00, the noon buying rate in New York City published by the Federal Reserve Bank of New York (the "**Noon Buying Rate**") on December 31, 2008, with regard to data as of or for the year ended December 31, 2008.

twelve months ended December 31, 2008, the ADTV of SFG Shares on the KRX KOSPI Market was approximately 2,214,804 shares, with a value of ₩95.0 billion ($75.83 million). This represented approximately 93.3% of the worldwide ADTV in the SFG Shares during such period.

During the twelve months ended December 31, 2008, the ADTV of SFG ADSs on the NYSE were approximately 79,364 ADSs, which represents 158,729 shares, with a value of approximately ₩7.8 billion ($6.2 million). This represented approximately 6.7% of the worldwide ADTV in the SFG Shares (including SFG Shares represented by SFG ADSs) during such period.

Pursuant to the Korea Stock and Futures Exchange Act, as of January 27, 2005, the KRX unified the Korea Stock Exchange, which began its operations in 1956, the Korea Securities Dealers Automated Quotation ("**KOSDAQ**"), which began its operation in July 1, 1996 by the Korea Securities Dealers Association, and the Korea Futures Exchange (as an exchange operating futures and options market), which began its operation in February 1, 1999. The KRX is presently the only exchange in Korea that serves as both a spot market and a futures market. The KRX is a for-profit stock corporation and an integrated exchange, which operates and supervises three market divisions—KRX KOSPI Market (a capital market for the government and corporations with capital of over ₩10 billion), KRX KOSDAQ Market[5] (a capital market for small- and medium-sized companies), and KRX Derivatives Market[6] (a futures and options market).

As of December 31, 2008, 1,799 companies were listed on the KRX, and the aggregate market value of equity securities listed on the KRX was approximately ₩623 trillion ($494 billion). The average daily trading volume of equity securities for 2008 was approximately 859 million shares with an average transaction value of approximately ₩6.4 trillion ($5.1 billion).[7]

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5 "KRX KOSDAQ Market" is the new name for the "KOSDAQ Market Division of the KRX" as of February 4, 2009.

6 "KRX Derivatives Market" is the new name for the "Futures Market Division of the KRX" as of February 4, 2009.

7 Trading on the KRX is conducted through an automated electronic trading system, and is fully computerized. It is an order-driven market with transactions occurring through automatic matching of buy and sell orders. In general, orders are executed with priority given to the price and then to the time of entry. The automated trading system gives the investors an ongoing, accurate and broad view of the market by providing real-time and continuous data on ten best bid and offer prices, including details on trades. The continuous visual display of market activity is made possible by an interface between the automated trading system of the KRX and the computer systems of participating members. All trades on the KRX must be placed through a financial investment company that is a member of the KRX. According to the requirements under the Financial Investment Services and Capital Markets Act of Korea ("**FISCMA**"), the trading data, such as the daily turnover and prices of listed securities, are published electronically on a real-time basis on the KRX Daily Market Bulletin. The KRX publishes every ten seconds the Korea Composite Stock Price Index ("**KOSPI**"), which is an index of all equity securities listed on the KRX.

Shinhan Financial Group's market capitalization represented approximately 3.23% of the KOSPI 200 Index[8] as of December 31, 2008.

II. Shinhan Financial Group's Market Activities

Shinhan Financial Group, the first privately established financial holding company in Korea in 2001, is a leading financial holding company offering a wide range of financial products and services. Shinhan Financial Group, together with its subsidiaries, is engaged in retail banking, commercial banking, corporate banking, private banking, asset management, credit card, brokerage and insurance services.[9] Shinhan Financial Group was the third largest financial holding company with the third largest banking operations (in terms of total assets) and the largest credit card business (in terms of total credit purchase volume) in Korea as of September 30, 2008. Shinhan Financial Group currently serves approximately 14.8 million active customers through a network of more than 1,430 branches located primarily in Korea. Shinhan Financial Group, together with its subsidiaries, has 42 offices in 11 countries and its principal executive offices are located in Seoul, Korea.

In the United States, Shinhan Financial Group is engaged in securities business through Good Morning Shinhan Securities USA, Inc. (a wholly-owned subsidiary of the Brokerage Subsidiary), and banking business through Shinhan Bank America (a wholly-owned subsidiary of Shinhan Bank) and the New York branch office of Shinhan Bank. Good Morning Shinhan Securities USA, Inc. is registered with the SEC as a broker-dealer and is a member of the Financial Industry Regulatory Association. Good Morning Shinhan Securities USA, Inc., Shinhan Bank America and the New York branch office of Shinhan Bank have not and will not engage in the activities for which Shinhan Financial Group is seeking relief (including unsolicited brokerage).

Shinhan Financial Group is regulated and licensed under the Financial Holding Companies Act of Korea and subject to the regulations and supervision of the Financial Services Commission ("**FSC**") and the Financial Supervisory Service ("**FSS**") of Korea. Shinhan Financial Group has confirmed that the activities of each of the Asset Managers, the Brokerage Subsidiary and the Sales Units, for which it is requesting relief, are permitted under and would be conducted in accordance with applicable Korean law and any other non-U.S. laws. Assuming

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[8] KOSPI 200 Index is a market capitalization weighted index of the 200 large companies listed on the KRX KOSPI Market. The KOSPI 200 Index was introduced in 1994 and includes companies representative of nine business categories (i.e., fishery, mining, manufacturing, electricity and gas, construction, distribution services, telecommunication, financial services, and entertainment and cultural services) with large market value and trading volume. KOSPI 200 Index is calculated with current market capitalization (*i.e.*, market capitalization at the time of comparison) as the numerator and base market capitalization (*i.e.*, market capitalization as of January 3, 1990) as the denominator.

[9] Although Shinhan Financial Group conducts businesses other than asset management, brokerage and banking (such as insurance) through various subsidiaries, no affiliates of Shinhan Financial Group other than the Companies conduct market activities in SFG Shares or derivatives on SFG Shares in the ordinary course of business; therefore, Shinhan Financial Group is seeking relief only for the asset management, unsolicited brokerage and banking-related activities described herein.

the requested relief is granted, Shinhan Financial Group has confirmed that the activities described herein also would be conducted in accordance with any applicable U.S. law.

Trading in SFG Shares by the Asset Managers. As part of their ordinary investment management activities, the Asset Managers buy and sell SFG Shares and derivatives on SFG Shares in Korea for the Managed Funds' accounts. Historically, the Asset Managers' trading in SFG Shares and/or derivatives related to SFG Shares has been low.[10] Each of the Asset Managers manages one or more of three types of Managed Funds: funds over which they have broad investment discretion ("**Discretionary Managed Funds**"); funds that require client instruction or consent prior to making an investment ("**Non-Discretionary Managed Funds**"); and funds that require the Asset Manager to track the performance of an underlying index or to follow a prescribed investment model ("**Index- or Model-Driven Funds**"). Based on internal policies, the Asset Managers of trust accounts at the Banking Subsidiaries are prohibited from including SFG Shares or derivatives related to SFG Shares other than in Non-Discretionary Managed Funds.

Under applicable Korean law, the Asset Managers of Discretionary Managed Funds have a fiduciary or similar duty to manage the funds' assets in a manner that is in the best interests of the investors of those funds, and the Asset Managers of Non-Discretionary Managed Funds have a fiduciary and/or contractual duty to make recommendations as to the funds' investments in a manner that is in the best interests of the investors or beneficiaries of those funds. The Asset Managers also have a contractual duty to follow the investment instructions of the beneficiaries of the Non-Discretionary Managed Funds. The Asset Managers are prohibited by law from taking into account any factors other than the interests of the Managed Funds' beneficiaries in making investment decisions or recommendations as to the funds' investment. Accordingly, the Asset Managers would be prohibited by law from following a directive by Shinhan Financial Group to cease trading SFG Shares and derivatives during the Regulations M restricted period, unless the Asset Managers believed that cessation of such trading was in the best interests of the Managed Fund's beneficiaries. Similarly, the Asset Managers would be prohibited by law from following a Shinhan Financial Group directive to bid for or purchase SFG Shares and derivatives unless the Asset Managers independently concluded that such bids or purchases were in the best interests of the Managed Fund's beneficiaries.

Under the terms and conditions that govern the management of the Index- or Model-Driven Funds, the Asset Managers are required to replicate, as closely as practicable, the performance of a particular securities market index or to invest the assets of the fund according to a prescribed investment model. The index to which an Index- or Model-Driven Fund is linked may include SFG Shares, and the investment model which an Index- or Model-Driven Fund is required to follow may require the purchase or sale of SFG Shares.

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10 As of December 31, 2008, the Asset Managers collectively held approximately 1,635,870 SFG Shares, representing 0.4% of total issued and outstanding SFG Shares. During the year ended December 31, 2008, the Asset Managers collectively made total purchase and sell orders for approximately 2,138,600 shares and 2,843,745 shares, respectively.

The Asset Managers engage in their market activities solely in the ordinary course of business and not in contemplation of the Rights Offering. The market activities of the Asset Managers for which relief is sought are conducted solely outside the United States.

Unsolicited Brokerage. The Brokerage Subsidiary conducts unsolicited brokerage transactions of SFG Shares and derivatives on SFG Shares by placing orders on the KRX or conducting trades in the over-the-counter market in Korea on behalf of customers, including the Asset Managers. These transactions arise from unsolicited buy and sell orders received from customers, although the Brokerage Subsidiary may solicit the other side of these transactions. The Brokerage Subsidiary generally conducts these transactions as an agent or riskless principal. During the twelve months ended December 31, 2008, the unsolicited brokerage activities of the Brokerage Subsidiary as a percentage of the worldwide value of ADTV in SFG Shares were approximately 12%.[11] As discussed further below, Shinhan Financial Group has taken appropriate measures to put in place information barriers to prevent price-sensitive information from passing between the Brokerage Subsidiary and any other area of Shinhan Financial Group in which price-sensitive information relating to SFG Shares, including information relating to the Rights Offering, would be available. Although the Brokerage Subsidiary from time to time provides advice to its customers regarding investment in SFG Shares, none of the Brokerage Subsidiary, Shinhan Financial Group or its affiliates will produce research reports concerning Shinhan Financial Group during the Rights Offering.

The Brokerage Subsidiary engages in its market activities solely in the ordinary course of business and not in contemplation of the Rights Offering. The market activities of the Brokerage Subsidiary for which relief is sought are conducted solely outside the United States.

Banking-Related Activities. The Sales Units provide a number of banking-related and other services to retail and commercial customers. These services include the marketing and sales of certain investment products, including funds which may contain SFG Shares or investment products that may include SFG Shares or baskets or indices including SFG Shares. The funds marketed and sold by the Sales Units comply with the applicable requirements set forth in the FISCMA, which provides, among other things, that no security included in a retail fund may represent more than 10% of such fund's assets. In addition, the Sales Units may provide investment advice and financial planning guidance to their respective customers in their ordinary course of business. This advice and guidance may include information which would assist customers in determining whether to purchase or sell SFG Shares or investment products that may include SFG Shares or baskets or indices including SFG Shares.

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11 Approximately two-thirds of the unsolicited brokerage activities of the Brokerage Subsidiary involving SFG Shares are trades effected by customers through the Home Trading System ("**HTS**"), which have been included in the calculation. Most stock brokerage companies in Korea, including the Brokerage Subsidiary, provide HTS to their customers to trade stocks at home, in the office, or any place where a personal computer, mobile phone, personal digital assistant or any other device is connected to the Internet. When a customer executes a trade through the HTS provided by the Brokerage Subsidiary, such trade is effected automatically without any intermediary discretionary action by the Brokerage Subsidiary. For the purposes of this letter, such trades effected through the HTS are being included as part the market activities of the Brokerage Subsidiary for which relief is sought hereunder.

The Sales Units engage in their activities solely in the ordinary course of business and not in contemplation of the Rights Offering. The market activities of the Sales Units for which relief is sought are conducted solely outside the United States.

Chinese Walls. Shinhan Financial Group has established and enforces "Chinese Wall" policies and procedures to prevent material non-public or price-sensitive information from passing between the sales/trading areas and other areas of Shinhan Financial Group and its subsidiaries. Accordingly, during restricted periods prior to announcements of earnings results or other material developments that have not yet become public, all ordinary course market activities of Shinhan Financial Group and its subsidiaries are permitted to continue. Under these policies and procedures, Shinhan Financial Group's (including its subsidiaries') traders and sales force who conduct these market activities will generally be able to continue doing so during and outside these restricted periods, although senior management may restrict such activities in extraordinary circumstances. Shinhan Financial Group will continue to maintain and enforce these policies and procedures during the Rights Offering.

III. The Rights Offering

On February 2, 2009, Shinhan Financial Group's Board of Directors approved the Rights Offering, a proposed capital increase involving the offering of preemptive rights to purchase 78,000,000 new SFG Shares (the "**Rights**"), representing approximately 19.7% of the total SFG Shares issued and outstanding as of February 2, 2009, to (i) members of the employee stock ownership association ("**ESOA**") and (ii) shareholders of Shinhan Financial Group. The Rights will be offered primarily to members of the ESOA and existing shareholders of record on February 18, 2009 (the "**Record Date**"; the Shinhan Financial Group shareholders of record on such date, the "**Record Holders**"). The Rights and the new SFG Shares will be offered and sold outside of the United States in accordance with Regulation S under the Securities Act of 1933, as amended (the "**Securities Act**") and in private transactions in the United States solely to existing shareholders who are qualified institutional buyers as defined in Rule 144A under the Securities Act ("**QIBs**").[12]

The price at which the Rights may be exercised and the amount of capital increase are expected to be determined and announced on or around March 13, 2009.[13] The subscription period with respect to the Rights Offering is expected to last two days (expected to be March 18

12 In connection with the Rights Offering in the United States, Shinhan Financial Group has implemented certain procedures to ensure that the Rights Offering is not considered a "public offering" within the meaning of Section 4(2) of the Securities Act and, on the basis of those procedures, we do not believe the registration of the offer or sale of the new SFG Shares under Securities Act is required.

13 The offer price per SFG Share will be the lower of (i) ₩20,100 (the initial reference price) and (ii) the final reference price to be determined on March 13, 2009, based on a formula as stipulated under Korean regulation. The determination of the final reference price takes into consideration the market prices of SFG Shares from and including March 9, 2009, up to and including March 13, 2009. Although the final offer price will not be determined until March 13, 2009, we have assumed for the purposes of Regulation M that the applicable restricted period for the Rights Offering will begin on March 6, 2009, being one business day prior to March 9, 2009.

and March 19, 2009), commencing on the third business day after pricing for the Record Holders (the "**Subscription Period**")[14]. For approximately five trading days expected to be from March 3 to March 9, 2009, the Rights held by Record Holders will be listed and traded on the KRX KOSPI Market. Rights may be exercised at any time during – but only during – the Subscription Period. At the expiration of the Subscription Period (expected to be the close of business on March 19, 2009), any new SFG Shares underlying the Rights that have not been exercised (the "**Surplus Shares**") will be offered to investors outside the United States in accordance with Regulation S of the Securities Act and to QIBs in the United States in private transactions by the underwriters. In the event any Surplus Shares are not subscribed by the investors, the underwriters may procure purchasers for and/or purchase such Surplus Shares. The price at which the underwriters will purchase the Surplus Shares from Shinhan Financial Group will be the same as the price at which the Rights may be exercised by the Record Holders.

The closing of the Rights Offering is currently expected to occur on or about March 24, 2009. The new SFG Shares will be submitted for listing on the KRX KOSPI Market. Shinhan Financial Group will prepare one or more offering documents for use in soliciting subscription and purchases in the Rights and new SFG Shares, including subscription and purchases from QIBs in the United States.[15]

IV. Application of Regulation M

In connection with the Rights Offering, Shinhan Financial Group will offer and sell SFG Shares to its existing shareholders, some of whom reside in the United States and may therefore be considered to be engaged in a distribution in the United States for purposes of Regulation M. Pursuant to Rule 100 under Regulation M, the restricted period for the Rights Offering (the "**Restricted Period**") will begin one business day prior to the determination of the offering price for the Rights[16] and will end upon completion of the Rights Offering. Thus, the Restricted Period for Shinhan Financial Group is expected to last approximately three weeks.

As subsidiaries of Shinhan Financial Group that, from time to time, purchase SFG Shares for their own accounts or the accounts of others and recommend and exercise investment discretion with respect to the purchase of SFG Shares, the Companies may be deemed to be "affiliated purchasers" of the issuer, as defined in Rule 100 of Regulation M.[17] As such, their

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14 The subscription date for members of ESOA was February 25, 2009.

15 The actual dates of events in the Rights Offering described above could change.

16 For the purposes of this request letter, we have assumed that the restricted period for the Rights Offering will begin on March 6, 2009. See note 13 above.

17 Each of Shinhan BNP Paribas Asset Management Co., Ltd., Good Morning Shinhan Securities Co., Ltd., Shinhan Bank and Jeju Bank is an autonomous affiliate of Shinhan Financial Group engaged in their respective businesses in Korea and as such, each might be considered to fall outside of the definition of "affiliated purchaser" set forth in Rule 100 of Regulation M and thus the restrictions of Regulation M would not apply to it. Nevertheless, Shinhan Financial Group has assumed for the purpose of this request that each of Shinhan BNP Paribas Asset Management Co., Ltd., Good Morning Shinhan Securities Co.,

market activities will be subject to Rule 102 throughout the Restricted Period, except to the extent that any of them acts as a "distribution participant" subject to Rule 101.[18]

If any of the Companies participates in the Rights Offering, it would likely be a "distribution participant" and thus its market activities would be subject to Rule 101 during the Restricted Period, at least until it completes its participation, after which it may be subject to Rule 102 as an affiliated purchaser until the Restricted Period ends.[19] As such, we request relief for the market activities of Shinhan Financial Group and its affiliates described in this letter under both Rules 101 and 102, whichever may apply.

Under both Rule 101 and Rule 102, the Companies would not be permitted to bid for or purchase, or attempt to induce any person to bid for or purchase, SFG Shares during the Restricted Period, except to the extent that one of the specified exceptions under the applicable rule is available. There are no exceptions available under Rule 101 or Rule 102 that would permit the Companies to engage in the asset management, unsolicited brokerage and banking-related activities described in this letter. Therefore, without the requested exemptive relief, the Companies would not be permitted to engage in such activities for an extended period of time, which is expected to last approximately three weeks.

The Asset Managers have fiduciary or similar duties under applicable local law to invest the assets of Discretionary Managed Funds and to make recommendations as to the investment of the assets Non-Discretionary Managed Funds, in the best interests of the beneficiaries of those funds. Accordingly, the Asset Managers may not refrain from trading in SFG Shares if the Asset Manager believes that such trading was in the best interests of the Discretionary Managed Funds' or the non- Discretionary Managed Funds' beneficiaries. In addition, the Asset Managers have contractual obligations to invest in the assets of Non-Discretionary Managed Funds and Index-or Model-Driven Funds according to the instructions of the beneficiary or in a pre-specified manner. Accordingly, the Asset Managers would be obligated by contract to trade in SFG Shares if doing so complied with the terms and conditions that governed the management of such Non-Discretionary Managed Funds and Index-or Model-Driven Funds. Historically, the Managed Funds have engaged in low volumes of trading in SFG Shares, and the Asset Managers intend to continue the practice of trading SFG Shares in the ordinary course of business. Therefore, Shinhan Financial Group believes that it is unlikely that such activities could have a significant effect on the market price of SFG Shares.

Ltd., Shinhan Bank and Jeju Bank will be subject to the provisions of Rule 102, and respectfully requests the relief described in this letter for each such affiliate.

18 Good Morning Shinhan Securities Co., Ltd. will act as agent for the Rights Offering by processing subscriptions in connection with the Rights Offering and thus may be deemed a "distribution participant."

19 Although, as discussed more fully below, the SFG Shares easily meet the ADTV and public float requirements set forth in Rule 101(c)(1), the exception for actively traded securities would not be available because the Companies are affiliates of Shinhan Financial Group.

In the absence of an exemption, the Brokerage Subsidiary would be unable to execute or facilitate unsolicited brokerage orders submitted by its customers in the ordinary course of the Brokerage Subsidiary's business, thereby forcing its customers to take their orders elsewhere or to refrain from trading. It would place a significant burden on these customers to require them to transfer their SFG Shares to a securities account elsewhere, or to have the Brokerage Subsidiary place orders with another bank, in order to make trades with respect to SFG Shares. Moreover, the Brokerage Subsidiary would be likely to lose a significant number of these customers if it was prevented from providing them with customary facilitation services during the Restricted Period. Shinhan Financial Group believes that these activities will not have a significant effect on the market price of SFG Shares.

Shinhan Financial Group also believes that the marketing and sale by the Sales Units of funds that may include SFG Shares or derivatives is unlikely to have a significant effect on the market price of SFG Shares. Moreover, any financial planning and investment advisory activities of the Sales Units that may accompany their sales activities do not constitute bids for or purchases of SFG Shares, and Shinhan Financial Group believes that it is unlikely that such activities would constitute inducements to purchase SFG Shares. Even if these activities do constitute inducements to purchase SFG Shares, Shinhan Financial Group believes that the policies and procedures it has in place are sufficient to preclude such activities from having a significant effect on the market price of SFG Shares.

The asset management, unsolicited brokerage and banking-related activities described in this letter are also important aspects of Shinhan Financial Group's business as a major financial institution in Korea and, therefore, interrupting these activities for such an extended period could also have an adverse impact on its business, including its ability to properly manage its risks.

As noted above, the SFG Shares would easily qualify as actively traded securities that are exempt under Rule 101(c)(1), with an ADTV for the twelve months ended December 31, 2008 of approximately ₩102.8 billion ($81.5 million), and a public float value in excess of $9.3 billion as of December 31, 2008. Regulation M normally would not interfere with market activities in actively traded securities, such as the SFG Shares. However, because the Companies may be affiliated purchasers of the issuer, they may not rely on the actively traded securities exception normally allowed for other relevant parties during distributions by the large U.S. issuers.

In addition, because the Rights Offering will be made in the United States only to QIBs, the exemption for transactions during a distribution pursuant to Rule 144A would be available but for the fact that the SFG Shares being offered would not meet the fungibility requirement set forth in paragraph (d)(3) of Rule 144A. However, a critical element of the rational for this exemption would apply with regard to the Rights Offering nonetheless: the U.S. distribution will be made solely to QIBs, which are large, sophisticated investors that are able to "obtain, consider and analyze market information" and are therefore able to understand and minimize the risks that are the focus of Regulation M.[20]

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[20] See Release No. 34-38067 (December 20, 1996).

Trading in SFG Shares by affiliates of Shinhan Financial Group identified herein during the Rights Offering is being conducted, and will be conducted, only outside the United States. In addition, the Rights Offering is being conducted, and trading in SFG Shares by affiliates of Shinhan Financial Group identified herein during the Rights Offering is subject to and will be conducted, in accordance with applicable Korean law and any other applicable non-U.S. laws. As discussed in greater detail below, applicable Korean law provides important safeguards against the type of risk of abuse that Regulation M was designed to prevent.

Finally, Shinhan Financial Group believes that the risk of market manipulation by the Companies is limited by (i) the "Chinese Wall" procedures and fiduciary duties described above, (ii) the fact that the market activities that are the subject of this request for exemptive relief are the ordinary course market activities of the Companies rather than activities commenced or managed in contemplation of the Rights Offering, and (iii) the fact that the Rights Offering is being conducted, and trading in SFG Shares by affiliates of Shinhan Financial Group identified herein during the Rights Offering is subject to and will be conducted only outside the United States, in accordance with applicable Korean law and any other applicable non-U.S. laws that prohibit market manipulation (as further discussed below).

For the foregoing reasons, Shinhan Financial Group respectfully requests the Staff to provide an exemption from Regulation M that would allow the Companies to continue to engage in market activities described above during the Restricted Period, as permitted under market practice and applicable law in its home jurisdiction.

V. The Korean Regulatory Regime

The principal laws and regulations that apply to the Companies' market activities in Korea are FISCMA and the rules and regulations set forth by the FSC ("**FSC Regulations**"). These laws and regulations cover, among other things, trading practices, insider trading and disclosure, and market manipulation in Korea. The FSC and its executive arm, the FSS, are the bodies responsible for market supervision, monitoring compliance, investigating violations and imposing disciplinary measures.

Insider trading is a criminal offenses prohibited under Article 174 of the FISCMA. Under the FISCMA, insiders or persons receiving material non-public information from insiders are prohibited from using or causing others to use material non-public information in connection with the trading of, or other transactions, involving securities issued by a company listed on the KRX. For this purpose, an "insider" includes: (1) the company which issued the securities concerned (including its affiliates) or an officer, an employee or an agent thereof; (2) a major shareholder of the company or its affiliates, who becomes aware of the material non-public information; (3) a person having the power to issue permissions, approvals or instructions with respect to, or supervise the company or its affiliates in accordance with laws and regulations, who becomes aware of the material non-public information in the course of exercising such power; (4) a person who has entered into a contract or is under negotiation with the company or its affiliates, and who becomes aware of the material non-public information in the course of entering into, negotiating, or performing such contract; and (5) an agent, servant or other employee of a person who falls under the above categories, who becomes aware of the material non-public information in connection with his/her job. "Material non-public information" is defined as information that may have a significant impact on an investor's investment decision, and that has not become publicly available in accordance with certain methods prescribed under the FISCMA. As there is no clear guidance or criteria for determining materiality under the FISCMA or the FSC Regulations, a court will use a reasonable person standard to determine whether information can be regarded as having an impact on an investor's decision.

Article 176 of the FISCMA prohibits certain manipulative activities as illegal in connection with sale and purchase of securities listed on the KRX or exchange-traded derivatives, including (a) unfair matched or wash transactions, (b) stock price manipulation, (c) price pegging or stabilization, and (d) price manipulation through the spot market or derivatives market, each as described further below.

Unfair Matched or Wash Transactions. Article 176, Paragraph (1) of the FISCMA provides that no person may engage in any of the following acts with the intent to mislead others to believe that there is an active trading of the securities or derivatives or to cause others to make a wrong judgment:

(i) making a sale by prior arrangement with another person for that person to purchase the securities or derivatives concerned at the same time and at the same price as the sale;

(ii) making a purchase by prior arrangement with another person for that person to sell the securities or derivatives concerned at the same time and at the same price as the purchase (together with (i) above, "**Matched Transactions**");

(iii) effecting any wash sale without intent to transfer ownership of securities or derivatives ("**Wash Transactions**"); and

(iv) asking the broker to place an order for the Matched Transaction or Wash Transaction, or providing brokerage for the same.

Prohibition of Stock Price Manipulation. Article 176, Paragraph (2) of the FISCMA prohibits certain activities carried out with the intent to induce others to purchase or sell securities or derivatives on the KRX. When determining whether there is an "intent to induce others to purchase or sell securities or derivatives," a court normally draws inferences from the pattern of a series of transactions, motive of the transactions and other relevant circumstantial evidence since it is impossible to read the mind of a person unless that person confesses having such intent.

The following acts are prohibited under Article 176, Paragraph (2) of the FISCMA:

(i) *Creation of Misleading Appearance of Active Trading and Causing of Price Fluctuation (Item 1)*: Article 176, Paragraph (2), Item 1 of the FISCMA prohibits "transactions creating a misleading appearance of active trading" and "transactions causing price fluctuation," which are carried out with the intent to induce others to purchase or sell the relevant securities or derivatives. In addition, any brokerage activities in connection with such prohibited transactions are also unlawful.

(ii) *Representation of Price Manipulation (Item 2)*: Article 176, Paragraph (2), Item 2 of the FISCMA prohibits the act by a person of spreading rumors to the effect that the market price of the securities or derivatives is manipulated by such person or by others.

(iii) *Price Manipulation through False Representation (Item 3)*: Article 176, Paragraph (2), Item 3 of the FISCMA provides that no person may "intentionally make untrue or misleading representation with respect to any material fact regarding transactions of the relevant securities or derivatives" with the intent to induce others to purchase or sell such securities or derivatives, as the case may be.

Price Pegging or Stabilization. Article 176, Paragraph (3) of the FISCMA prohibits the sale or purchase of securities or derivatives on the KRX for the purpose of pegging or stabilizing the market price of the securities or derivatives, as the case may be, unless otherwise allowed under the FISCMA. Furthermore, any brokerage activities in connection with such prohibited transactions are also unlawful. In this connection, the FISCMA allows two types of price pegging and stabilization activities. A person is allowed (i) to facilitate the offering or sale of securities for the purpose of stabilizing the stock price for a pre-determined period and (ii) to engage in market making activities for the supply and demand of the securities that have been offered or sold for a pre-determined period after the listing of the securities on the KRX.

Price Manipulation through Spot Market and Derivatives Market. Article 176, Paragraph (4) of the FISCMA provides that no person may engage in any of the following acts in connection with the trading of the listed securities or exchange-traded derivatives:

(i) causing a fluctuation in, or fixing, the market price of underlying assets of certain exchange-traded derivatives with the intent to earn, or cause a third party to earn unjust profits from trading such exchange-traded derivatives;

(ii) causing a fluctuation in, or fixing, the market price of exchange-traded derivatives based upon underlying assets composed of certain securities with the intent to earn, or cause a third party to earn, unjust profits from trading such securities; and

(iii) causing a fluctuation in, or fixing, the market price of securities linked to certain securities with the intent to earn, or cause a third party to earn, unjust profits from trading such securities.

In addition, certain other activities are prohibited under Article 178 of the FISCMA as unfair trading activities, including, among others, attempting to earn money or any pecuniary interest, by using a document containing a false statement or representation of a material fact, or an omission of a statement or representation of a material fact necessary in order not to mislead others, in connection with the trading of securities or derivatives.

The foregoing market manipulation activities and unfair trading activities constitute criminal offenses under the FISCMA.

Pursuant to Korean regulations relating to conduct in the securities markets, the Brokerage Subsidiary must keep records of orders received from any third party regarding SFG Shares and any other securities as well as the execution of such order. The Brokerage Subsidiary must also keep records relating to transactions in which it is acting as principal. The information contained in such records must include identification of the client, the number, type and price of securities bought or sold and the market on which the transaction is effected. These records must be made available to the Korean regulators upon request. In addition, the Asset Managers and the Bank Subsidiaries must also maintain records of general information relating to the transactions in which they engage.

VI. Relief Requested

As discussed above, Shinhan Financial Group is seeking exemptive relief from Rules 101 and 102 of Regulation M to permit the Asset Managers, the Brokerage Subsidiary and the Sales Units to continue to engage in the asset management, unsolicited brokerage and banking-related activities described in this letter during the Restricted Period. The Asset Managers, the Brokerage Subsidiary and the Sales Units would conduct these activities in the ordinary course of their business, not for the purpose of facilitating the Rights Offering but in accordance with applicable law, all as described in this letter.

As a condition to the relief being requested, Shinhan Financial Group would undertake to include disclosure in the offering document that will be distributed to U.S. investors that participate in the Rights Offering. The disclosure would be substantially similar to the following:

> "During the distribution of SFG Shares in the offering of the subscription rights, Shinhan Financial Group, through certain of its affiliates, has engaged and intends to continue to engage in various dealing and brokerage activities involving SFG Shares outside the United States. Shinhan Financial Group, through its asset management subsidiary and certain identifiable business units of its subsidiaries, has purchased and sold, and intends to continue to purchase and sell, SFG Shares and derivatives, as part of its ordinary investing activities and/or as part of the investment selections made by its respective customers. Shinhan Financial Group, through its brokerage business subsidiary, has also engaged, and intends to continue to engage, in unsolicited brokerage transactions in SFG Shares with its customers. These activities occurred and are expected to continue to occur outside the United States on the Korea Exchange and in the over-the-counter market in Korea. There is no assurance that any or all of these activities will not have an impact in the market price of the SFG Shares.
>
> Shinhan Financial Group has sought from the SEC certain exemptive relief from Regulation M in order to permit its identifiable business units and affiliates to engage in the foregoing activities during the Regulations M restricted period."

As a further condition to the relief being requested, Shinhan Financial Group and each of the Companies will undertake to keep records (the "**Records**") of the date and time when any SFG Shares are purchased or sold, the market in which the purchase or sale is effected, the amount of SFG Shares purchased or sold and the price of the purchase or sale, for each purchase or sale of SFG Shares made during the Restricted Period. This information will not include any client-specific data, the disclosure of which is restricted under local law. Shinhan Financial Group will maintain Records for a period of two years following the Restricted Period. Upon the written request of the Director of the Division of Trading and Markets of the SEC, Shinhan Financial Group will make a copy of the relevant Records available at the SEC's offices in Washington, D.C.

In connection with the relief requested by Shinhan Financial Group in this letter, please note that substantially similar exemptive relief from Regulation M was granted to: (i) Allianz AG with respect to unsolicited brokerage activities under your exemptive letter dated April 10, 2003; (ii) The Royal Bank of Scotland Group plc with respect to asset management, unsolicited brokerage activities and banking-related activities under your exemptive letter dated April 21, 2008; (iii) UBS AG with respect to unsolicited brokerage and asset management activities under your exemptive letter dated October 26, 2006; and (iv) Banco Santander, S.A. with respect to asset management and unsolicited brokerage activities under your exemptive letter dated November 7, 2008.

* * * * *

If you have any questions about this request, please do not hesitate to contact Jin Hyuk Park (+852-2514-7665). We appreciate your assistance in this matter.

Very truly yours,

Jin Hyuk Park

Copy to: Mr. Sung Hun Ryu / Ms. Yein Kim
Shinhan Financial Group Co., Ltd.

file no.
132-00017